EXHIBIT (A)(48)














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English Language Translation

[DUKE LOGO]                                                  [BANCHILE LOGO]


                               ENDESA SHAREHOLDERS

Having been approved in the Shareholders Meeting of April 8 the increase in the share concentration limit, you may make effective your decision to sell your shares of Endesa at

                               [Ch]$250 per Share

Go as soon as possible to give your sale order to Moneda 877 Santiago, or to the offices of Banchile and Banco de Chile throughout the country.

               For more information, call Banchile at 800 20 28 20
                         or visit us at www.banchile.cl

PRORATION SYSTEM
Duke Energy has offered to purchase in Chile, from Chilean shareholders, a total of 3,680,947,436 shares. The purchase will take place in an auction in a national stock exchange. In the event that the total number of shares offered for sale shall be greater than the number offered to purchase, the acquisition shall be made prorata. This system guaranties equal conditions for all shareholders, irrespective of the number of shares they own.






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